SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 1

CHINDEX INTERNATIONAL, INC.

(Name of Issuer)

Chindex International, Inc.

Healthy Harmony Acquisition, Inc.

Healthy Harmony Holdings, L.P.

TPG Asia VI, L.P.

 TPG Asia, Inc.

Fosun Industrial Co., Limited

Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

Shanghai Fosun High Technology (Group) Co., Ltd.

Fosun International Limited

Fosun Holdings Limited

Fosun International Holdings Ltd.

Mr. Guangchang Guo

Roberta Lipson

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

169467107

(CUSIP Number of Class of Securities)

Lawrence Pemble Chindex International, Inc. 4340 East West Highway Bethesda, MD 20814 (301) 215-7777

Ronald Cami

Healthy Harmony Holdings, L.P.

Healthy Harmony Acquisition, Inc.

TPG Asia VI, L.P.

 TPG Asia, Inc.

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, CA 94104

(415) 743-1500

Fosun Industrial Co., Limited

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.

Shanghai Fosun High Technology (Group) Co., Ltd.

Fosun International Limited

Fosun Holdings Limited

Fosun International Holdings Ltd.

Guangchang Guo

Level 54, Hopewell Centre

183 Queen’s Road East

Hong Kong

Attention: Qiao Yang

Tel: +(86) 21 2313-8185

Roberta Lipson Chindex International, Inc. 4340 East West Highway Bethesda, MD 20814 (301) 215-7777

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Gary J. Simon Ellen Friedenberg Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004 (212) 837-6000	Ling Huang Cleary Gottlieb Steen & Hamilton LLP Twin Towers - West (23Fl) Jianguomenwai Da Jie Chaoyang District Beijing 100022, China +(86) 10 5920-1000	Chengfei Ding Baker & McKenzie Suite 3401, China World Office 2 China World Trade Centre Beijing 100004, PRC China + (86) 10 6535-3928

	Victor Lewkow Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Jon L. Christianson Daniel Dusek Skadden, Arps, Slate, Meagher & Flom LLP 30/F China World Office 2 No. 1 Jian Guo Men Wai Avenue Beijing 100004, China +(86) 10 6535-5500

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$461,304,159	$59,416

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $59,416 was determined by multiplying 0.0001288 by the aggregate merger consideration of $461,304,159. The aggregate merger consideration was calculated as the sum of (i) the product of (a) 18,678,608 outstanding shares of Common Stock (including Class B Common Stock and shares of Common Stock subject to restricted stock units and shares of restricted stock) as of May 14, 2014 to be acquired in the merger, multiplied by (b) the per share merger consideration of $24.00, plus (ii) the product of (x) options to purchase 990,238 shares of Common Stock with exercise prices below $24.00, multiplied by (y) $13.15 per share, representing the difference between the per share merger consideration of $24.00 and the weighted average exercise price per share of $10.85.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $59,415

Form or Registration No.: Schedule 14A

Filing Party: Chindex International, Inc.

Date Filed: May 15, 2014

Introduction

This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Chindex International, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (“Common Stock”), and the Class B common stock, par value $0.01 per share (“Class B Common Stock” and together with the Common Stock, the “Company Stock”), that is subject to the Rule 13e-3 transaction, (ii) Healthy Harmony Holdings, L.P., a Cayman Islands limited partnership (“Parent”), (iii) Healthy Harmony Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), (iv) TPG Asia VI, L.P., a Cayman Islands limited partnership (“TPG”), (v) TPG Asia, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of TPG (TPG Asia”), (vi) Fosun Industrial Co., Limited (“Fosun”), a corporation organized under the laws of Hong Kong and a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., ( vii ) Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a corporation organized under the laws of China and a subsidiary of Shanghai Fosun High Technology (Group) Co., Ltd., ( viii ) Shanghai Fosun High Technology (Group) Co., Ltd., a corporation organized under the laws of China and a wholly-owned subsidiary of Fosun International Limited, ( ix ) Fosun International Limited, a corporation organized under the laws of Hong Kong and a subsidiary of Fosun Holdings Limited, ( x ) Fosun Holdings Limited, a corporation organized under the laws of Hong Kong and a wholly-owned subsidiary of Fosun International Holdings Ltd., ( xi ) Fosun International Holdings Ltd., a corporation organized under the laws of British Virgin Islands controlled by Mr. Guangchang Guo, ( xii ) Mr. Guangchang Guo, a citizen of the People’s Republic of China and ( xiii ) Roberta Lipson, the chief executive officer and president of the Company (“Ms. Lipson”).

On April 18, 2014, the Company, Parent, and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), which amended and restated in its entirety the Agreement and Plan of Merger entered into by such parties on February 17, 2014. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of Company Stock issued and outstanding immediately prior to the effective time of the Merger (other than (i) shares held by Parent, Merger Sub and any other subsidiary of Parent (including all shares contributed to Parent by the Rollover Investors (as defined below) and the Additional Rollover Stockholders, if any (as defined below)), (ii) shares held in treasury or owned by any subsidiary of the Company, and (iii) shares as to which statutory appraisal rights have been perfected under Delaware law) will be converted into the right to receive $24.00 in cash, without interest (the “Merger Consideration”), and net of any taxes required to be withheld therefrom, whereupon all such shares will be automatically be canceled and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto other than the right to receive the Merger Consideration. The “Rollover Investors” consist of Ms. Lipson, the Benjamin Lipson Plafker Trust, the Daniel Lipson Plafker Trust, the Jonathan Lipson Plafker Trust, the Ariel Benjamin Lee Trust and Fosun. The “Additional Rollover Stockholders”, if any, will consist of no more than 50 employees of the Company as agreed between Parent and the Company up to two business days before the Special Meeting (as defined below).

At the effective time of the Merger, each outstanding option to purchase Company Stock (other than certain options that will be converted into options to acquire limited partnership interests in Parent), whether or not the option is vested and exercisable, will be cancelled and the holder of such stock option will be entitled to receive a cash payment, without interest and net of any taxes required to be withheld therefrom, equal to the product of (i) the number of shares of Company Stock subject to the option as of the effective time of the Merger, multiplied by (ii) the excess (if any) of $24.00 over the exercise price per share of Company Stock subject to such option. Shares of restricted stock (other than certain shares of restricted stock that will be converted into limited partnership interests in Parent) will be fully vested and free of any forfeiture restrictions upon the Merger and treated in the same manner as all other shares of Company Stock. With respect to the Company’s performance restricted stock units (other than certain performance restricted stock units that will be converted into similar awards of Parent), (i) those that have been earned by attainment of specified performance measures but are still subject to time-vesting will be fully vested and free of any forfeiture restrictions immediately prior to the effective time of the Merger and (ii) those whose performance period has not been completed at the time of the Merger will vest at target performance levels upon the Merger. In each case, such performance restricted stock unit will be converted into the right to receive in cash the Merger Consideration per share.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the holders of Company Stock will be asked to consider and vote on a

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proposal to adopt the Merger Agreement (the “Special Meeting”). The adoption of the Merger Agreement requires (i) the affirmative vote of the holders of a majority of the voting power of the outstanding Company Stock, voting as a single class, and (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding Company Stock not owned, directly or indirectly, by the following stockholders, voting as a single class: (v) holders of shares of Class B Common Stock, (w) Parent or Merger Sub, (x) any officers or directors of the Company (other than the members of the Transaction Committee of the Board of Directors of the Company), (y) the Rollover Investors, any Additional Rollover Stockholders and any other persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub, and (z) any affiliates or associates of any of the foregoing. Subject to certain conditions, the Rollover Investors, Lawrence Pemble and Elyse Beth Silverberg have agreed with Parent and TPG to vote, or cause to be voted, all of the shares of Company Stock they beneficially own in favor of the proposal to adopt the Merger Agreement (but such individuals’ shares will not count with respect to satisfaction of the vote on the Merger Agreement described in clause (ii) of the preceding sentence). A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes and appendixes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes and appendixes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.  Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.  Subject Company Information

(a)   Name and Address.  The name of the subject company and the address and telephone number of its principal executive offices are as follows:

Chindex International, Inc.
4340 East West Highway, Suite 1100

Bethesda, Maryland 20814

Telephone: (301) 215-7777

(b)   Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“Important Information Regarding Chindex—Security Ownership of Certain Beneficial Owners and Management”

(c)   Trading Market and Price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

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“Important Information Regarding Chindex—Market Price of Company Stock and Dividend Information”

(d)   Dividends.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding Chindex—Market Price of Company Stock and Dividend Information”

(e)   Prior Public Offerings.  None of the Filing Persons has made an underwritten public offering of Company Stock during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.

(f)   Prior Stock Purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Chindex—Transactions in Company Stock”

Item 3.  Identity and Background of Filing Person

(a)   Name and Address.  Chindex International, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding Chindex”

“Important Information Regarding the Buyer Consortium”

(b)   Business and Background of Entities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Information Regarding Chindex—Company Background”

“Important Information Regarding the Buyer Consortium”

(c)   Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Buyer Consortium”

Item 4.  Terms of the Transaction

(a)   Material Terms.

(1)   Tender Offers.  Not applicable.

(2)   Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Support Agreement”

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“Special Factors—Financing for the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Special Meeting—Required Vote”

“The Merger Agreement—Effect of the Merger on Company Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock and PRSU Awards”

“The Merger Agreement—Payment for Company Stock in the Merger”

(c)   Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Financing for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Support Agreement”

“The Merger Agreement—Effect of the Merger on Company Stock”

(d)   Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Rights of Appraisal”

Appendix C—Section 262 of the Delaware General Corporation Law

(e)   Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)   Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)   Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Support Agreement”

“The Merger Agreement”

“Important Information Regarding Chindex—Transactions in Company Stock”

Appendix A—Amended and Restated Agreement and Plan of Merger

(b)—(c)  Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

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“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Appendix A—Amended and Restated Agreement and Plan of Merger

(e)   Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Support Agreement”

“The Special Meeting—Required Vote”

“The Merger Agreement”

Appendix A— Amended and Restated Agreement and Plan of Merger

Item 6.  Purposes of the Transaction, and Plans or Proposals

(b)   Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Effect of the Merger on Company Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock and PRSU Awards”

Appendix A— Amended and Restated Agreement and Plan of Merger

(c)(1)—(8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on Company Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock and PRSU Awards”

Appendix A— Amended and Restated Agreement and Plan of Merger

Item 7.  Purposes, Alternatives, Reasons and Effects

(a)   Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“Special Factors—Plans for the Company After the Merger”

(b)   Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

(c)   Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors – Position of the Buyer Consortium as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(d)   Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Limited Guarantee”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on Company Stock”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock and PRSU Awards”

“Rights of Appraisal”

Appendix A— Amended and Restated Agreement and Plan of Merger

Appendix C—Section 262 of the Delaware General Corporation Law

Item 8.  Fairness of the Transaction

(a)—(b)  Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

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“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Transaction Committee”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Appendix B—Opinion of Financial Advisor to the Transaction Committee

The Discussion Materials for the Transaction Committee of the Board of Directors dated April 18, 2014, prepared by Morgan Stanley & Co. LLC, were previously filed as Exhibit (c)(2) by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on May 15, 2014 and are incorporated by reference herein.

(c)   Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

Appendix A— Amended and Restated Agreement and Plan of Merger

(d)   Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

“Provisions for Unaffiliated Stockholders”

(e)   Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Recommendations of the Transaction Committee and the Board of Directors”

(f)   Other Offers.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)—(c)  Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

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“Special Factors—Opinion of Financial Advisor to the Transaction Committee”

“Where You Can Find Additional Information”

Appendix B—Opinion of Financial Advisor to the Transaction Committee

The Discussion Materials for the Transaction Committee of the Board of Directors dated April 18, 2014, prepared by Morgan Stanley & Co. LLC, were previously filed as Exhibit (c)(2) by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on May 15, 2014 and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Company Stock or any representative who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration

(a)—(b), (d)  Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing for the Merger”

“Special Factors—Limited Guarantee”

(c)   Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees”

“The Merger Agreement—Fees and Expenses”

Item 11.   Interest in Securities of the Subject Company

(a)   Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding Chindex—Security Ownership of Certain Beneficial Owners and Management”

(b)   Securities Transactions.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Chindex—Transactions in Company Stock”

Item 12.   The Solicitation or Recommendation

(d)   Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“Special Factors—Support Agreement”

“The Special Meeting—Required Vote”

(e)   Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Buyer Consortium as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Consortium for the Merger”

“The Special Meeting—Recommendations of the Transaction Committee and the Board of Directors”

Item 13.   Financial Statements

(a)   Financial Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Chindex—Selected Summary Historical Consolidated Financial Data”

“Important Information Regarding Chindex—Ratio of Earnings to Fixed Charges”

“Important Information Regarding Chindex—Book Value Per Share”

“Where You Can Find Additional Information”

(b)   Pro Forma Information.  Pro forma data giving effect to the Merger has not been provided as the Company does not believe such information is material to its stockholders in evaluating the proposal to adopt the Merger Agreement, since the proposed Merger Consideration is all cash and the Company Stock would cease to be publicly traded if the proposed Merger is completed.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b)  Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Solicitation of Proxies”

“The Special Meeting—Additional Assistance”

“Important Information Regarding Chindex—Directors and Executive Officers”

Item 15.   Additional Information

(b)   Golden Parachute Compensation.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Company Stock Options, Company Restricted Stock and PRSU Awards”

“Advisory Vote on Merger-Related Compensation”

(c) Other Material Information.  The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.   Exhibits

(a)(2)(i)	Preliminary Proxy Statement of Chindex International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

9

(a)(2)(v)	Press Release issued by Chindex International, Inc., dated April 21, 2014, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2014.

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated April 18, 2014 (incorporated herein by reference to Appendix B of the Proxy Statement).

(c)(2)* †	The Discussion Materials for the Transaction Committee of the Board of Directors dated April 18, 2014, prepared by Morgan Stanley & Co. LLC.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)	Support Agreement, dated February 17, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. stockholders named therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2014.

(d)(3) †	Side Letter to Support Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Roberta Lipson.

(d)(4) †	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(5) †	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(6) †	Amended and Restated Limited Guarantee, dated April 18, 2014, by TPG Asia VI, L.P. in favor of Chindex International, Inc.

(d)(7) †	Side Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the Proxy Statement).

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on May 15, 2014.

10

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 25, 2014

CHINDEX INTERNATIONAL, INC.

By:	/s/ Kenneth A. Nilsson
Name: Kenneth A. Nilsson
Title: Chairman of the Board of Directors

HEALTHY HARMONY HOLDINGS, L.P.

By:	Healthy Harmony GP, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

HEALTHY HARMONY ACQUISITION, INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG ASIA VI, L.P.

By:	TPG Asia GenPar VI, L.P., its general partner

By:	TPG Asia GenPar VI Advisors, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG ASIA, Inc.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

MS. ROBERTA LIPSON

By:	/s/ Roberta Lipson

[Signature Page to Schedule 13E-3]

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO., LTD.

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors and Executive Director

SHANGHAI FOSUN HIGH TECHNOLOGY (GROUP) CO., LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors

FOSUN INTERNATIONAL LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors and Executive Director

FOSUN HOLDINGS LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

Mr. Guangchang Guo

By:	/s/ Guangchang Guo

[Signature Page to Schedule 13E-3]

Exhibit Index

(a)(2)(i)	Preliminary Proxy Statement of Chindex International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by Chindex International, Inc., dated April 21, 2014, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2014.

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated April 18, 2014 (incorporated herein by reference to Appendix B of the Proxy Statement).

(c)(2)* †	The Discussion Materials for the Transaction Committee of the Board of Directors dated April 18, 2014, prepared by Morgan Stanley & Co. LLC.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)	Support Agreement, dated February 17, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. stockholders named therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2014.

(d)(3) †	Side Letter to Support Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Roberta Lipson.

(d)(4) †	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(5) †	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(6) †	Amended and Restated Limited Guarantee, dated April 18, 2014, by TPG Asia VI, L.P. in favor of Chindex International, Inc.

(d)(7) †	Side Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the Proxy Statement).

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on May 15, 2014.